EXHIBIT 99.1

Press Release dated July 24, 2013, Boris Jackman retires; Kris Smith promoted to EVP, Refining and Marketing

News Release

FOR IMMEDIATE RELEASE

Boris Jackman retires; Kris Smith promoted to EVP, Refining and Marketing

Calgary, Alberta (July 24, 2013) – Suncor Energy Inc. today announced that after 20 years with the company, Boris Jackman is retiring on September 30, 2013. Kris Smith will be promoted to executive vice-president, Refining and Marketing.

Before joining Petro-Canada, Jackman served as an executive vice-president of First Brands Canada Corporation, and spent 14 years at Union Carbide Canada Ltd. in various management and technical positions. He joined Petro-Canada in 1993 as vice-president, Western Region and in 1996 was appointed vice-president, Central Region. In 1998 Jackman became executive vice-president, Refining and Marketing.

“I want to express my deep appreciation to Boris for his leadership and significant contributions over the years,” said Steve Williams, president and chief executive officer. “Under his leadership, Suncor developed one of the most successful refining and marketing businesses in North America and a world-class lubricants business.  Boris, Kris and I will work closely together to ensure a smooth transition.”

Effective September 9, 2013,  Smith will be responsible for operations at Suncor’s four refineries located in Canada and the United States, as well as industrial, commercial and retail marketing of refined products under the Petro-Canada brand. He will also have accountability for the Lubricants worldwide business as well as Suncor’s renewable energy group.

Smith has been senior vice-president, Supply, Trading and Corporate Development since 2012, with responsibility for corporate strategy; marketing, logistics and energy trading; as well as company business process and information services. From the time he joined Suncor in 2000, Smith has held a variety of senior leadership roles in both the corporate group and business units including Business Services and Strategic Growth in Suncor’s downstream business; as well as Planning and Strategy, Energy and Utilities in the company’s Oil Sands business.

Suncor Energy Inc. is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy, please visit our web site at www.suncor.com.

Media inquiries:	Investor inquiries:
403-296-4000	800-558-9071
media@suncor.com	invest@suncor.com

Suncor Energy Inc.
150, 6 Avenue S.W., Calgary, Alberta T2P 3E3
Website: www.suncor.com